UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8570

MANDALAY RESORT GROUP

(Exact name of registrant as specified in its charter)

3950 Las Vegas Boulevard South
Las Vegas, Nevada 89119
(702) 632-6700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01-2/3 Par Value
Common Stock Purchase Rights
(Title of each class of securities covered by this Form)

6 3/8% Series B Senior Notes Due 2011
6 1/2% Series B Senior Notes Due 2009
Floating Rate Convertible Senior Debentures Due 2033
9 3/8% Series B Subordinated Notes Due 2010
9 1/2% Series B Senior Notes Due 2008
10 1/4% Series B Senior Subordinated Notes Due 2007
6 3/4% Senior Subordinated Notes Due 2003
9 1/4% Senior Subordinated Notes Due 2005
7.0% Notes Due 2036
6.7% Notes Due 2096
6.45% Senior Notes Due 2006
7 5/8% Senior Subordinated Debentures Due 2013

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Approximate
Class	Number of Holders
Common Stock, $.01-2/3 Par Value:	1
Common Stock Purchase Rights:	1

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 28, 2005	By:	/s/ Bryan L. Wright

Name: Bryan L. Wright
Title: Assistant Secretary